UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

THE ESTÉE LAUDER COMPANIES INC.
(Name of Issuer)

CLASS A COMMON STOCK PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

Beth D. Tractenberg, Esq.
Steptoe & Johnson LLP
1114 Avenue of the Americas
35th Floor
New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	13D	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003 Jane A. Lauder as Grantor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,161,010

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
17,161,010

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,161,010

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 518439 10 4	13D	Page 3 of 5 Pages
This Statement on Schedule 13D is the fourth amendment (“Amendment No. 4”) to an initial statement on Schedule 13D previously filed with the Securities and Exchange Commission on October 11, 2005, as amended on October 11, 2005, November 13, 2013 and April 6, 2020 (the “Schedule 13D”). This Amendment No. 4 is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Pursuant to an amendment to the JL Revocable Trust, the Reporting Person, as grantor of the JL Revocable Trust, removed the current co-trustee of the JL Revocable Trust and the Reporting Person remains as the sole current trustee of the JL Revocable Trust and as trustee of each successor trust thereto.

Item 5.	Interest in Securities of the Issuer.

(a)
As of December 4, 2024, the Reporting Person beneficially owned 17,161,010 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as trustee of the JL Revocable Trust.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Restated Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, as trustee of the JL Revocable Trust, the Reporting Person would beneficially own 17,161,010 shares of Class A Common Stock, which would constitute 6.8% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of October 24, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 17,161,010 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 11.5% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock outstanding as of October 24, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024).

CUSIP No. 518439 10 4	13D	Page 4 of 5 Pages
(b) Jane A. Lauder, as sole trustee of the Reporting Person, has sole voting and dispositive power with respect to the 17,161,010 shares of Class B Common Stock owned by the Reporting Person.

(d) Jane A. Lauder, as trustee of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 17,161,010 shares of Class B Common Stock owned by the Reporting Person. Jane A. Lauder, as the beneficiary of the Reporting Person, has the right to receive such amounts of income and principal from the Reporting Person as she shall request or as the trustee of the Reporting Person shall deem advisable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Jane Lauder is a party, individually and as trustee of the 2008 Descendants Trust and the JL Revocable Trust, to a stockholders’ agreement (the “Stockholder’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit 8 attached hereto. Effective as of December 4, 2024, the Reporting Person, as grantor of the JL Revocable Trust, removed the current co-trustee of the JL Revocable Trust and the Reporting Person remains as the sole current trustee of the JL Revocable Trust and as trustee of each successor trust thereto.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).*
Exhibit 2:	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*
Exhibit 3:	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*
Exhibit 4:	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).*
Exhibit 5:	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).*
Exhibit 6:	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*
Exhibit 7:	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).*
Exhibit 8:	List of parties to Stockholders’ Agreement. **
Exhibit 9:	Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).*
Exhibit 10:	First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*
Exhibit 11:	Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).*
Exhibit 12:	Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).*
Exhibit 13:	Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).*
Exhibit 14:	Amendment No. 7 to Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).*

* Incorporated by reference
** Filed herewith

CUSIP No. 518439 10 4	13D	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jane Lauder 2003 Revocable Trust u/a/d November 6, 2003 Jane Lauder, as Grantor

/s/ Jane A. Lauder

Jane A. Lauder, as trustee

Date: December 9, 2024